Exhibit 99.(a)(1)(F)

Confirmation E-mail to Employees who Withdraw their Stock Options from the Exchange Offer

        Catalyst Semiconductor, Inc. has received your withdrawal form dated [                  ], by which you rejected Catalyst Semiconductor's offer to exchange some or all of your eligible outstanding options for new stock options. Please note that eligible options you did not elect to withdraw, if any, on your withdrawal form remain elected for exchange in accordance with the election form previously submitted by you.

        If you change your mind and decide that you would like to participate in this offer, a properly completed and signed copy of the election form must be received by facsimile, by hand delivery or by Federal Express (or similar delivery service) on or before 5:00 p.m., Pacific Time, on March 7, 2007 by:

  Rosa Vasquez
  Catalyst Semiconductor, Inc.
  2975 Stender Way
  Santa Clara, California 95054
  Fax: (408) 542-1406

        Only responses that are complete, signed and actually received by Rosa Vasquez by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post), are not permitted. If you have questions, please direct them to Rosa Vasquez at:

  Catalyst Semiconductor, Inc.
  2975 Stender Way
  Santa Clara, California 95054
  (408) 542-1051

        This notice does not constitute the Offer to Exchange. The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Gelu Voicu, dated February 14, 2007; (3) the election form; and (4) the withdrawal form. You may also access these documents through the U.S. Securities and Exchange Commission's website at www.sec.gov.